Mail Stop 3561

January 22, 2008

Mr. Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

Re: **Jones Apparel Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 26, 2007
Forms 10-K/A for the Fiscal Year Ended December 31, 2006
Filed April 27, 2007 and August 7, 2007
File No. 1-10746

Dear Mr. Boneparth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant